



JPMorgan Chase Bank, N.A.
P O Box 182051
Columbus, OH 43218 - 2051

April 22, 2021 through April 30, 2021
Primary Account: **000000717830126**

CUSTOMER SERVICE INFORMATION

Web site:	**www.Chase.com**
Service Center:	**1-877-425-8100**
Deaf and Hard of Hearing:	1-800-242-7383
Para Espanol:	1-888-622-4273
International Calls:	1-713-262-1679

00442610 DRE 802 219 12121 NNNNNNNNNNN 1 000000000 64 0000

HOSPITALITY MULTIPLE LLC
453 OLD SLEEPY HOLLOW RD
PLEASANTVILLE NY 10570

04426100201000000022

CONSOLIDATED BALANCE SUMMARY

ASSETS

Checking & Savings	ACCOUNT	BEGINNING BALANCE THIS PERIOD	ENDING BALANCE THIS PERIOD
Chase Platinum Business Checking	000000717830126	$0.00	$50,000.00
Chase Platinum Business Checking	000000717830159	0.00	0.00
Chase Business Premier Savings	000003872200812	0.00	150,001.31
Total		**$0.00**	**$200,001.31**
TOTAL ASSETS		**$0.00**	**$200,001.31**

CHASE PLATINUM BUSINESS CHECKING

HOSPITALITY MULTIPLE LLC
Account Number: 000000717830126

CHECKING SUMMARY

	INSTANCES	AMOUNT
Beginning Balance		**$0.00**
Deposits and Additions	1	200,000.00
Electronic Withdrawals	1	-150,000.00
Ending Balance	**2**	**$50,000.00**

Your Chase Platinum Business Checking account provides:

- No transaction fees for unlimited electronic deposits (including ACH, ATM, wire, Chase Quick Deposit)
- 500 debits and non-electronic deposits (those made via check or cash in branches) per statement cycle
- $25,000 in cash deposits per statement cycle
- Unlimited return deposited items with no fee

There are additional fee waivers and benefits associated with your account – please refer to your Deposit Account Agreement for more information.

DEPOSITS AND ADDITIONS

DATE	DESCRIPTION	AMOUNT
04/23	Manual CR-Bkrg	$200,000.00
Total Deposits and Additions		**$200,000.00**

ELECTRONIC WITHDRAWALS

DATE	DESCRIPTION	AMOUNT
04/23	04/23 Online Transfer To Mma ...0812 Transaction#: 11631095216	$150,000.00
Total Electronic Withdrawals		**$150,000.00**

DAILY ENDING BALANCE

DATE	AMOUNT
04/23	$50,000.00

SERVICE CHARGE SUMMARY

Monthly Service Fee	$0.00
Other Service Charges	$0.00
Total Service Charges	**$0.00**

CHASE PLATINUM BUSINESS CHECKING

HOSPITALITY MULTIPLE LLC   Account Number: 000000717830159

CHECKING SUMMARY

	INSTANCES	AMOUNT
Beginning Balance		$0.00
Ending Balance	0	$0.00







CHASE

April 22, 2021 through April 30, 2021
Primary Account: **000000717830126**

CHASE BUSINESS PREMIER SAVINGS

HOSPITALITY MULTIPLE LLC

Account Number: 000003872200812

1442610020200000062

SAVINGS SUMMARY

	INSTANCES	AMOUNT
Beginning Balance		**$0.00**
Deposits and Additions	2	150,001.31
Ending Balance	**2**	**$150,001.31**

Annual Percentage Yield Earned This Period	0.04%
Interest Paid This Period	$1.31
Interest Paid Year-to-Date	$1.31

TRANSACTION DETAIL

DATE	DESCRIPTION	AMOUNT	BALANCE
	Beginning Balance		**$0.00**
04/23	Online Transfer From Chk ...0126 Transaction#: 11631095216	**150,000.00**	150,000.00
04/30	Interest Payment	**1.31**	150,001.31
	Ending Balance		**$150,001.31**

30 deposited items are provided with your account each month. There is a $0.40 fee for each additional deposited item.

IN CASE OF ERRORS OR QUESTIONS ABOUT YOUR ELECTRONIC FUNDS TRANSFERS: Call us at 1-866-564-2262 or write us at the address on the front of this statement (non-personal accounts contact Customer Service) immediately if you think your statement or receipt is incorrect or if you need more information about a transfer listed on the statement or receipt.
For personal accounts only: We must hear from you no later than 60 days after we sent you the FIRST statement on which the problem or error appeared. Be prepared to give us the following information:

- Your name and account number
- The dollar amount of the suspected error
- A description of the error or transfer you are unsure of, why you believe it is an error, or why you need more information.

We will investigate your complaint and will correct any error promptly. If we take more than 10 business days (or 20 business days for new accounts) to do this, we will credit your account for the amount you think is in error so that you will have use of the money during the time it takes us to complete our investigation.

IN CASE OF ERRORS OR QUESTIONS ABOUT NON-ELECTRONIC TRANSACTIONS: Contact the bank immediately if your statement is incorrect or if you need more information about any non-electronic transactions (checks or deposits) on this statement. If any such error appears, you must notify the bank in writing no later than 30 days after the statement was made available to you. For more complete details, see the Account Rules and Regulations or other applicable account agreement that governs your account. Deposit products and services are offered by JPMorgan Chase Bank, N.A. Member FDIC

EQUAL HOUSING LENDER

JPMorgan Chase Bank, N.A. Member FDIC


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